Exhibit 99.1

Polyrizon Enters into GMP Manufacturing Agreement for CTM Supply of its PL-14 Allergy Blocker in Preparation for Planned 2025 Clinical Trial

The engagement with an EU-based GMP manufacturing facility enables timely production and preparation for clinical trial. The EU-based GMP manufacturer has large-scale commercial production capabilities, to support Polyrizon in future commercialization efforts

Raanana, Israel, Dec. 02, 2024 (GLOBE NEWSWIRE) -- Polyrizon Ltd. (the “Company” or “Polyrizon”), a development stage biotech company specializing in the development of innovative intranasal hydrogels, announces today the signing of a manufacturing agreement with Eurofins CDMO Amatsiaquitaine S.A.S, a leading European-based Good Manufacturing Practice (GMP) manufacturer. This collaboration will supply Clinical Trial Material (CTM) for Polyrizon’s PL-14 allergy blocker, in preparation for a clinical trial that is expected to commence in 2025.

With this agreement, Polyrizon secures a reliable and compliant manufacturing source for the PL-14 clinical trial. The trial aims to evaluate the safety and efficacy of PL-14 as an allergy blocker, advancing Polyrizon’s mission to address allergy-related health issues through unique nasal sprays.

“We are pleased to have established this partnership with Eurofins CDMO Amatsiaquitaine S.A.S, which strengthens our preparation efforts for the upcoming PL-14 clinical trial,” said Tomer Izraeli, CEO of Polyrizon. “We believe that this collaboration marks a significant milestone in our journey toward providing effective allergy protection solutions to patients.”

The manufacturing site is set to support the CTM needs for Polyrizon’s planned 2025 trial, offering high-quality and compliant development programs in line with USA and European regulatory standards.

About Polyrizon

Polyrizon is a development stage biotech company specializing in the development of innovative medical device hydrogels delivered in the form of nasal sprays, which form a thin hydrogel-based shield containment barrier in the nasal cavity that can provide a barrier against viruses and allergens from contacting the nasal epithelial tissue. Polyrizon’s proprietary Capture and Contain TM, or C&C, hydrogel technology, comprised of a mixture of naturally occurring building blocks, is delivered in the form of nasal sprays, and potentially functions as a “biological mask” with a thin shield containment barrier in the nasal cavity. Polyrizon are further developing certain aspects of our C&C hydrogel technology such as the bioadhesion and prolonged retention at the nasal deposition site for intranasal delivery of drugs. Polyrizon refers to its additional technology, which is in an earlier stage of pre-clinical development, that is focused on nasal delivery of active pharmaceutical ingredients, or APIs, as Trap and Target ™, or T&T. For more information, please visit https://polyrizon-biotech.com.

About Eurofins – the global leader in bio-analysis

Eurofins is Testing for Life. The Eurofins Scientific S.E. network of independent companies believes that it is a global leader in food, environment, pharmaceutical and cosmetic product testing and in discovery pharmacology, forensics, advanced material sciences and agroscience contract research services. It is also one of the market leaders in certain testing and laboratory services for genomics, and in the support of clinical studies, as well as in biopharma contract development and manufacturing. It also has a rapidly developing presence in highly specialised and molecular clinical diagnostic testing and in-vitro diagnostic products.

With ca. 62,000 staff across a network of more than 900 laboratories in over 1,000 companies in 62 countries, Eurofins offers a portfolio of over 200,000 analytical methods. Eurofins Scientific S.E. shares are listed on Euronext Paris Stock Exchange.

About Eurofins CDMO

As a prominent Contract Development & Manufacturing Organization (CDMO), Eurofins CDMO offers a powerful network of companies across Europe, North America and India that provide comprehensive, end-to-end solutions for preclinical and clinical outsourcing services. Eurofins CDMO is specialized in both Drug Substance / API and Drug Product development for Biologics and Small Molecules, helping (bio)pharmaceutical companies swiftly progress from the research phase to the clinical stages.

Forward Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, the Company is using forward-looking statements when it discusses the timing of the commencement of its clinical trial and its belief that the collaboration marks a significant milestone in its journey toward providing effective allergy protection solutions to patients. Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management’s expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s prospectus (Registration No. 333-266745), dated October 24, 2024 and filed with the SEC. Forward-looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Polyrizon is not responsible for the contents of third-party websites.

Contacts:

Michal Efraty

Investor Relations

IR@polyrizon-biotech.com